Japanese-language Quarterly Securities Reports for the periods ended December 31, 2014, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 12, 2015, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Material contracts

3.	Analysis of financial position, results of operations and cash flows

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors Report

Certificate